UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Social Capital Hedosophia Holdings Corp. VI
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G8251L 105
(CUSIP Number)

September 22, 2022
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G8251L 105    	SCHEDULE 13G	Page 2


1	Names of Reporting Persons

	ADAR1 Partners, LP

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		7,688,476 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				7,688,476 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	7,688,476 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	6.69%

12	Type of Reporting Person (See Instructions)

	IV, Reporting Person is a private investment company

(1)This Schedule 13G is being filed jointly by ADAR1 Partners, LP (the Fund), ADAR1 Capital Management GP LLC as general partner of the Fund (the GP), ADAR1 Capital Management, LLC as investment manager of the Fund (the IM), and Daniel Schneeberger as manager of the GP and IM (together, the Fund, GP, IM and Daniel Schneeberger are the Reporting Persons).

ADAR1 Partners, LP holds 173,476 Class A Ordinary Shares and 75,150 ITM call options for Class A Ordinary Shares.
The GP, IM and Daniel Schneeberger are filing jointly with the Fund as a result of their dispositive power over the shares as a result of their position with respect to the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 115,000,000 shares of Class A Ordinary Shares
Issued and outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

CUSIP No. G8251L 105    	SCHEDULE 13G	Page 3


1	Names of Reporting Persons

	ADAR1 Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Texas

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		7,688,476 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				7,688,476 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	7,688,476 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	6.69%

12	Type of Reporting Person (See Instructions)

	IA, Reporting Person is an investment adviser

(1)This Schedule 13G is being filed jointly by ADAR1 Partners, LP (the Fund), ADAR1 Capital Management GP LLC as general partner of the Fund (the GP), ADAR1 Capital Management, LLC as investment manager of the Fund (the IM), and Daniel Schneeberger as manager of the GP and IM (together, the Fund, GP, IM and Daniel Schneeberger are the Reporting Persons).

ADAR1 Partners, LP holds 173,476 Class A Ordinary Shares and 75,150 ITM call options for Class A Ordinary Shares.
The GP, IM and Daniel Schneeberger are filing jointly with the Fund as a result of their dispositive power over the shares as a result of their position with respect to the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 115,000,000 shares of Class A Ordinary Shares
Issued and outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

CUSIP No. G8251L 105    	SCHEDULE 13G	Page 4


1	Names of Reporting Persons

	ADAR1 Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Texas

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		7,688,476 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				7,688,476 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	7,688,476 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	6.69%

12	Type of Reporting Person (See Instructions)

	IA, Reporting Person is an investment adviser

(1)This Schedule 13G is being filed jointly by ADAR1 Partners, LP (the Fund), ADAR1 Capital Management GP LLC as general partner of the Fund (the GP), ADAR1 Capital Management, LLC as investment manager of the Fund (the IM), and Daniel Schneeberger as manager of the GP and IM (together, the Fund, GP, IM and Daniel Schneeberger are the Reporting Persons).

ADAR1 Partners, LP holds 173,476 Class A Ordinary Shares and 75,150 ITM call options for Class A Ordinary Shares. The GP, IM and
Daniel Schneeberger are filing jointly with the Fund as a result of their dispositive power over the shares as a result of their position with respect to the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 115,000,000 shares of Class A Ordinary Shares
Issued and outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

CUSIP No. G8251L 105    	SCHEDULE 13G	Page 5


1	Names of Reporting Persons

	Daniel Schneeberger

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Swiss

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		7,688,476 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				7,688,476 shares

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	7,688,476 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	6.69%

12	Type of Reporting Person (See Instructions)

	IN, Reporting Person is an individual

(1)This Schedule 13G is being filed jointly by ADAR1 Partners, LP (the Fund), ADAR1 Capital Management GP LLC as general partner of the Fund (the GP), ADAR1 Capital Management, LLC as investment manager of the Fund (the IM), and Daniel Schneeberger as manager of the GP and IM (together, the Fund, GP, IM and Daniel Schneeberger are the Reporting Persons).

ADAR1 Partners, LP holds 173,476 Class A Ordinary Shares and 75,150 ITM call options for Class A Ordinary Shares. The GP, IM and
Daniel Schneeberger are filing jointly with the Fund as a result of their dispositive power over the shares as a result of their position with respect to the Fund.

The calculation of the beneficial ownership of the Reporting
Persons is based on 115,000,000 shares of Class A Ordinary Shares
Issued and outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

CUSIP No. G8251L 105	        SCHEDULE 13G	Page 6


Item 1(a).	Name of Issuer.

	Social Capital Hedosophia Holdings Corp. VI, a Cayman Islands exempted company

Item 1(b).	Address of Issuer's Principal Executive Offices.

	506 Santa Cruz Avenue, Suite 300, Menlo Park, CA 94025

Item 2(a).	Name of Person Filing.

	This Schedule 13G is being filed jointly by ADAR1 Partners, LP
	(the Fund), ADAR1 Capital Management GP LLC as general partner of the Fund (the GP), ADAR1 Capital Management, LLC as investment manager of the Fund (the IM), and Daniel Schneeberger as manager of the GP and IM (together, the Fund, GP, IM and Daniel Schneeberger are the Reporting Persons).

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	325 Ranch Road 620 South, Suite 200, Austin, TX 78738

Item 2(c).	Citizenship.

	ADAR1 Partners, LP is a Delaware limited partnership
	ADAR1 Capital Management GP, LLC, is a Texas limited liability company ADAR1 Capital Management, LLC, is a Texas limited liability company Daniel Schneeberger is a Swiss citizen

Item 2(d).	Title of Class of Securities.

	Class A Ordinary Shares, $0.0001 par value

Item 2(e).	CUSIP Number.

	G8251L 105

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. G8251L 105	       SCHEDULE 13G	Page 7


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of Pages 2, 3, 4 and 5 of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a
Class.

	Not applicable.

CUSIP No. G8251L 105	       SCHEDULE 13G	Page 8


Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Daniel Schneeberger certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. G8251L 105  	SCHEDULE 13G	Page 9


Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	September 30, 2022

ADAR1 Partners, LP
	ADAR1 Capital Management GP LLC

	/s/ Daniel Schneeberger
	________________________
	By:    	Daniel Schneeberger
	its:	Manager of General Partner,
		ADAR1 Capital Management GP LLC


ADAR1 Capital Management GP LLC


	/s/ Daniel Schneeberger
	________________________
	By:    	Daniel Schneeberger
	its:	Manager

ADAR1 Capital Management LLC


	/s/ Daniel Schneeberger
	________________________
	By:    	Daniel Schneeberger
	its:	Manager

Daniel Schneeberger


	/s/ Daniel Schneeberger
	________________________
	Name:  Daniel Schneeberger


EXHIBIT A

      JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13G (including additional amendments thereto) with respect to the shares of Class A Ordinary Shares of Social Capital Hedosophia Holdings Corp. VI.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: September 30, 2022

ADAR1 Partners, LP
	ADAR1 Capital Management GP LLC

	/s/ Daniel Schneeberger
	________________________
	By:    	Daniel Schneeberger
	its:	Manager of General Partner,
		ADAR1 Capital Management GP LLC


ADAR1 Capital Management GP LLC


	/s/ Daniel Schneeberger
	________________________
	By:    	Daniel Schneeberger
	its:	Manager

ADAR1 Capital Management LLC


	/s/ Daniel Schneeberger
	________________________
	By:    	Daniel Schneeberger
	its:	Manager

Daniel Schneeberger


	/s/ Daniel Schneeberger
	________________________
	Name:  Daniel Schneeberger

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)